SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)(2)

GraphOn Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

388 707 101

(CUSIP Number)

Walt Keller

GraphOn Corporation

150 Harrison Avenue, Campbell, California 95008

(408) 370-4080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2000

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS COREL CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
Number of shares beneficially owned by each reporting person with	7 SOLE VOTING POWER 1,193,824
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 1,193,824
10 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Schedule 13D relates to Common Stock, no par value, of GraphOn Coporation, a Delaware corporation ("GraphOn"). The principal executive offices of GraphOn are located at 150 Harrison Avenue, Campbell, California 95008, telephone (408) 370-4080.

Item 2. Identity and Background.

This Schedule 13D is filed by Corel Corporation ("Corel"), a Canadian corporation, whose corporate address is 1600 Carling Ave., Ottawa, ON K1Z 8R7.

Item 3. Source and Amount of Funds or Other Consideration.

Corel acquired 2,167,114 shares of common stock of GraphOn (the "Shares") and a warrant to purchase up to 216,711 shares of common stock at an exercise price of $1.79 per share in exchange for certain assets associated with a software product known as jBridge.

Item 4. Purpose of Transaction.

Corel acquired the Shares in connection with its sale (the "Sale") to GraphOn of a software product known as jBridge. As part of the Sale, Corel is entitled to a nominee to the Board of Directors of GraphOn. (With this exception, Corel has no plans or proposals which would relate to or would result in any of the items listed in Item 4.)

On March 20, 2000 Corel was issued 216,711 common shares of GraphOn pursuant to exercising a warrant to purchase 216,711 common shares at an exercise price of $1.79. On March 20 and 22, 2000, and June 13, 14 and 15, 2000, 34,000, 20,000, 165,000, 369,882 and 60,118 shares respectively were sold at an average price per day, per share of $21.9868, $20.0213, $7.0356, $7.5043 and $9.4214 respectively.

Item 5. Interest in Securities of the Issuer.

  As of the date of this Schedule 13D, Corel beneficially owns 1,193,824 shares of GraphOn common stock or approximately 8.1% percent of the issued and outstanding shares of GraphOn's common stock.

  Corel has sole power to vote and dispose of 1,193,824 shares of GraphOn common stock held of record in Corel's name.

  Other than as described above in response to Item 4 hereof, there were no GraphOn common stock transactions effected by Corel during the 60-day period preceding the date set forth on the cover.

  Not applicable.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted under Item 4 above, as part of the Sale, Corel was granted the right to appoint a nominee to the Board of Directors of GraphOn. Currently, Corel does not have a representative on the Board of Directors of GraphOn.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2000 By:

/s/ John Blaine

Executive Vice President, Finance

and Chief Financial Officer